ADVANCED HUMAN IMAGING, INC.

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

August 3, 2021

Megan Akst

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Human Imaging, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted June 25, 2021
CIK No. 0001815436

Dear Ms. Akst:

By letter dated July 30, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Advanced Human Imaging, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1 submittedJuly 21, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 3 to Draft Registration Statement on Form F-1

Capitalization and Indebtedness, page 40

1. As previously requested, please address the following as it relates to your pro forma capitalization disclosures:

●	Revise pro forma total liabilities to reconcile to the December 31, 2020 financial statements after giving effect to the conversion of US$1,629,655 worth of convertible notes (A$2,172,873) and assumed interest through May 31, 2021 of $129,655 (A$151,873).

●	Revise pro forma issued capital to reflect the effect of the 2,172,873 shares to be issued upon conversion of the convertible notes and ensure the 2nd bullet point supports this change.

●	Revise pro forma accumulated losses to reflect the effect of the assumed interest through May 31, 2021 that was not previously reflected in your December 31, 2020 financial statements.

●	Revise total shareholders’ equity to reflect the above changes.

●	Provide in your response, a reconciliation for each line item in the table showing how each amount in the pro forma column reflects the transactions noted in bullet 2.

RESPONSE: We have revised pro forma total liabilities to reconcile to the December 31, 2020 financial statements after giving effect to the conversion of US$1,629,655 worth of convertible notes (A$2,172,873) and assumed interest through May 31, 2021 of $129,655 (A$151,873). We have revised the pro forma issued capital to reflect the effect of the shares to be issued upon conversion of the convertible notes accordingly for A$2,172,873. We have revised pro forma accumulated losses to reflect the effect of the assumed interest through May 31, 2021 that was not previously reflected in our December 31, 2020 financial statements. We have also revised total shareholders’ equity to reflect the foregoing.

With respect to a reconciliation for each line item in the table showing how each amount in the pro forma column reflects the transactions noted in bullet 2, please note the following:

●	The Total Liabilities of A$2,994,234 has been reduced by A$2,172,873, the value of the conversion for the convertible notes, for a resulting balance of A$821,361 in the Pro Forma column;

●	The Accumulated Losses increased by A$85,453, or to A$(34,024,760) in the Pro Forma column, which is the interest for the period from January 1, 2021 to May 31, 2021 that was not included in the December 31, 2020 actual balance; and

●	The resultant Total Shareholders’ Equity increased in the Pro Forma column by A$2,087,420, which is the net effect of the two changes stated above.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Vlado Bosanac

Chief Executive Officer

Advanced Human Imaging, Inc.

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia